Exhibit 99.2

Hamburg, August 4, 2016

Dear shareholder of CHORUS Clean Energy AG,

In this letter we would like to inform you about the advantages of Capital Stage AG’s voluntary exchange offer and invite you to exchange your shares. We at Capital Stage are confident that you will benefit from the combination of both companies.

On July 28, 2016, Capital Stage AG offered you to exchange your CHORUS shares for shares of Capital Stage. Specifically, you would receive five (5) Capital Stage shares for each three (3) Chorus shares or, conversely, for one (1) CHORUS share you would receive 1.67 calculated Capital Stage shares.

First, we would like to briefly introduce ourselves to you:

Capital Stage AG is listed on the SDAX and is Germany’s largest independent solar park operator. Our core business is the acquisition and operation of solar parks and (onshore) wind farms. We have constantly expanded our portfolio since 2009, and now operate a total of 81 solar parks and 10 wind farms, with an output of more than 600 MW.

When acquiring new solar parks and wind farms, we pursue a very conservative investment strategy, which focuses, in particular, on acquiring and operating existing facilities that already have power supply and generate and feed power into the grid.

Similar to CHORUS, we generate stable revenues, which translate into high income security and predictable as well as attractive returns. The competitive strengths of Capital Stage are underlined by the average term of our portfolio’s supply contracts of 16.3 years, the high technical quality standards of our production facilities and the experience of the management team.

Why we promote the combination of Capital Stage and CHORUS and recommend that you exchange your CHORUS shares for shares of Capital Stage:

•	An attractive consideration: Our offer offers you as shareholder of CHORUS an attractive premium of 36 percent (calculated on the average volume weighted share price of the CHORUS share in the last three months prior to the announcement of the takeover offer, which took place on May 29, 2016).
•	Improved risk profile and strengthened positioning: The combination of the facilities of both companies results in an improved risk profile and a strengthened market position across the core markets Germany, Italy and France. Together, the two companies will also benefit from a more balanced split between wind and solar capacities.
•	Upside potential as a result of increased efficiency: The combination of Capital Stage and Chorus streamlines structures and processes, e.g., in the area of technical management and as regards acquisition strategy. Thus, we will benefit together from operational, administrative and financial synergies.
•	Strengthening of asset management: The attractiveness of the asset management business for institutional investors, i.e., the operation of parks for third parties, will increase, because the combined business will comprise an extended portfolio as well as improved access to new markets, partners and clients.

In addition, the acceptance of the offer directly benefits you as follows:

•	Improved capital markets profile: The combination will strengthen the capital markets profile of the combined business, because it will have a considerably higher market capitalization and, therefore, achieve a stronger perception, in particular, on the part of institutional investors. This will increase growth opportunities, which you can benefit from as a future Capital Stage shareholder.
•	Increased liquidity of the share: The higher number of shares in the so-called free float will lead to better liquidity of the share und thereby make it even more attractive for investors.

Further information on our takeover offer is available in the offer document as well as in the additional documents (including a fact sheet and Q&As) available at http://www.capitalstage.com in the section "Investor Relations – Public takeover offer for CHORUS Clean Energy".

How long will the public takeover of Capital Stage AG be valid?

Capital Stage AG’s offer can be accepted within the offer period until September 16, 2016. This deadline must be adhered to; therefore please contact your custodian bank directly as regards the necessary instructions.

How do the management board and the supervisory board of CHORUS Clean Energy view the takeover offer?

On August 4, 2016, the management board and the supervisory board of CHORUS published a statement on the takeover offer of Capital Stage. In the statement they recommend that all shareholders, including you, accept the exchange offer of Capital Stage. You can access the statement at the following internet address http://www.chorus.de/fileadmin/images/IRDownloads/Publikationen/20160804_Stellungnahme_WEB.pdf. In addition, the members of the management board as well as the chairman of the supervisory board, the company’s founder and largest shareholder – Peter Heidecker – have already tendered their shares in a total amount of approximately 15 percent of all CHORUS shares in exchange for shares of Capital Stage.

We ask you place your trust in us and support us in making CHORUS and Capital Stage one of the leading independent solar park and wind farm operators in Europe with a sustainable value creation strategy.

Invitation to the informational event on August 31, 2016 in Munich

We would also like to introduce ourselves personally. We, the management board of Capital Stage together with the management board of CHORUS, would therefore like to invite you to an informational event on August 31, 2016 between 10:00 and 12:00 (CET)
at Haus der Bayerischen Wirtschaft,
Max-Joseph-Str. 5, in 80333 Munich.

At this event, we would like to again outline the benefits of the combination and will be available to respond to your questions regarding this transaction. You can register for this event by email infoveranstaltung@capitalstage.com or by fax/mail (see form in attachment) until August 22, 2016.

Should you have any further questions, please contact us or our Investor Relations department under +49 (40) 37 8562 2222.

We would be happy to welcome you soon as new shareholder of Capital Stage.

Kind regards

Prof. Dr. Klaus-Dieter Maubach	Dr. Christoph Husmann
CEO of Capital Stage AG	CFO of Capital Stage AG

Attachment: Registration Form

Capital Stage AG
Attn. Ms. Jacqueline Dreier
Große Elbstraße 59
D-22767 Hamburg

Re: Registration for Informational Event in Munich on August 31, 2016

We would ask you to inform us no later than Monday, August 22, 2016 whether you would like to attend the informational event. To that end, please complete this form and return it by fax +49 (40) 37 85 62-129 or by mail. We look forward to meeting you in person in Munich on August 31, 2016. As noted above, you can also register by email to infoveranstaltung@capitalstage.com with your first and last name.

Place	Haus der Bayerischen Wirtschaft (Raum Nürnberg)

Address	Max-Joseph-Straße 5, 80333 München

Date and Time	August 31, 2016, between 10:00 and 12:00 (CET)

Name, First Name

Name, First Name of Guest

I would hereby like to register for the informational event of CHORUS Clean Energy AG and Capital Stage AG on August 31, 2016 in Munch.

Place, Date	Signature

DISCLAIMER:

The Exchange Offer is made for the securities of a German company. The offer is subject to German disclosure requirements that are different from those of the US. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Bidder and CHORUS are located in Germany, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. The Bidder may purchase securities otherwise than under the Exchange Offer.

Please note that the offer document, which is the only document relevant for the takeover offer, contains further information on the takeover offer. Shareholders are strongly advised to thoroughly read the entire offer document as well as all other documents relevant for the takeover offer as soon as they become available, as they include or will include important information. This document is neither an offer to exchange nor a solicitation of an offer to exchange shares of CHORUS Clean Energy AG or Capital Stage AG. The final terms and additional provisions regarding the offer are set forth in the offer document approved by the German Federal Financial Supervisory Authority on July 28, 2016.

Holders of CHORUS shares may access these documents under wwww.capitalstage.com in the section “Investor Relations – Public takeover offer for CHORUS Clean Energy”. The information contained herein may contain “forward-looking” statements. Forward-looking disclaimers may, in particular, be characterized by the words, “expect”, “anticipate”, “intend”, “plan”, “believe”, “aim”, “estimate” or similar expressions and relate to the expected future business of Capital Stage AG or other companies. Such forward-looking statements are based on current expectations of the management of Capital Stage AG and CHORUS Clean Energy AG and are subject to uncertainties and change. Capital Stage AG and CHORUS Clean Energy AG do not undertake any responsibility to update forward-looking statements in order to reflect actual results or changes with respect to events, conditions or assumptions or other factors.

This document is published in German and as an English translation. In the event of any conflict or inconsistency between the English and the German versions, the German version shall prevail.